UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2026

COLUMBUS ACQUISITION CORP
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42485	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

14 Prudential Tower Singapore 049712
(Address of principal executive offices)

(+1) 949 899 1827

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one ordinary share, $0.0001 par value, and one Right to acquire one-seventh of one ordinary share	COLAU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	COLA	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-seventh of one ordinary share	COLAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 (the “Amended Form 8-K”) to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2026 (the “Original Form 8-K”) is being filed to correct for the fact that, among the Monthly Extension Fee (as defined below), $25,000 was paid by the Sponsor (as defined below), and the remaining $25,000 was paid by the Target (as defined below). The Company therefore issued an unsecured promissory note in the principal amount of $25,000 to the Sponsor. Except as described above, the remainder of the Original Form 8-K remains unchanged.

Item 1.01. Entry into a Material Definitive Agreement.

The disclosures set forth under Item 2.03 are incorporated by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Pursuant to the amended and restated memorandum and articles of association (the “Charter”) of the Columbus Acquisition Corp, a Cayman Islands exempted company (the “Company”), the Company had until May 22, 2026 to complete its initial business combination, however the Company may extend the period of time to consummate a business combination up to January 22, 2027, each by a one-month extension, subject to the deposit of $50,000 (the “Monthly Extension Fee”) into the trust account of the Company (the “Trust Account”).

On May 21, 2026, an aggregate of $50,000 of the Monthly Extension Fee was deposited into the Trust Account for the public shareholders, which enabled the Company to extend the period of time it has to consummate its initial business combination by one month from May 22, 2026 to June 22, 2026. Among the Monthly Extension Fee, $25,000 was paid by Hercules Capital Management VII Corp, a British Virgin Islands company and the Sponsor of the Company (the “Sponsor”), and the remaining $25,000 was paid by WISeSat.Space Corp., a British Virgin Islands business company (the “Target”) pursuant to that certain business combination agreement dated as of November 9, 2025 (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) by and among the Company, WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”), WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), the Target, and WISeKey International Holding Ltd., a Swiss company (together with its successors, including after its anticipated domestication to the British Virgin Islands prior to the Closing, the “Seller”).

On May 21, 2026, the Company issued an unsecured promissory note in the principal amount of $25,000 to the Target in connection with the Target’s payment of 50% of the Monthly Extension Fee (the “Target Extension Note”). On July 29, 2026, the Company issued an unsecured promissory note in the principal amount of $25,000 to the Sponsor in connection with the Sponsor’s payment of 50% of the Monthly Extension Fee (the “Sponsor Extension Note” and, together with the Target Extension Note, the “Extension Notes”).

The Target Extension Note bears no interest and is payable in full upon the earliest to occur of (i) the termination date of the Business Combination Agreement in accordance with its terms other than by the Company pursuant to Section 10.1(e) thereof, (ii) the date on which the Company consummates its initial business combination, including the proposed business combination with the Target (a “Business Combination”), and (iii) the date that the winding up of the Company is effective. The Sponsor Extension Note bears no interest and is payable in full upon the earlier of (i) the date on which the Company consummates its Business Combination, and (ii) the date that the winding up of the Company is effective.

The payee of each of the Extension Notes, or its registered assigns or successors in interest (the “Payee”), has the right, but not the obligation, to convert the outstanding unpaid obligations payable to the Payee under the Extension Notes, as applicable, in whole or in part, respectively, into private units (the “Conversion Units”) of the Company at a price of $10.00 per unit, each consisting of one ordinary share, par value $0.0001 per share (the “Ordinary Share”) and one right to receive one-seventh (1/7) of one Ordinary Share upon the consummation of a Business Combination, as described in the prospectus of the Company (File No: 333-283278).

Notwithstanding the foregoing, with respect to the Target Extension Note, in the event of a valid termination of the Business Combination Agreement by the Company pursuant to Section 10.1(e) thereof, upon the completion of a Business Combination of the Company with other targets, other than the Target or its affiliate, the Payee, at its sole election, may choose (i) either repayment of the outstanding amount under the Target Extension Note, or (ii) to convert the outstanding amount into common or ordinary shares of the post-closing public company in such Business Combination (“Conversion Shares”) at a price per share equal to $5.00 (with such price to be equitably adjusted if the Ordinary Shares, par value are subject to any share splits, share dividends, combinations, recapitalizations and the like after the date of such Target Extension Note or are not converted into common or ordinary shares of the post-closing public company in such Business Combination on a one-for-one basis).

The issuance of the Extension Notes was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Target Extension Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Target Extension Note does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Target Extension Note.

A copy of the Sponsor Extension Note is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Sponsor Extension Note does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Sponsor Extension Note.

Item 3.02 Unregistered Sales of Equity Securities

The information disclosed under Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The Conversion Units (and the underlying securities) issuable upon conversion of the Sponsor Extension Note, as applicable, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by the Sponsor until the completion of a Business Combination and (2) are entitled to registration rights. The Conversion Units (and the underlying securities) and/or the Conversion Shares, issuable upon conversion of the Target Extension Note, as applicable, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by the Target until the expiration of the Lock-up Period (as defined in the Lock-Up Agreement as defined in the Business Combination Agreement) and (2) are entitled to registration rights.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination, including without limitation statements regarding the anticipated benefits of the proposed Business Combination, the anticipated timing of the proposed Business Combination, the implied enterprise value, future financial condition and performance of the combined company after the Closing and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination, the level of redemptions of the Company’s public shareholders and the products and markets and expected future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the proposed Business Combination may not be completed by the Company’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the Business Combination Agreement by the shareholders of the Company, the satisfaction of the closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) redemptions exceeding anticipated levels; (vi) the failure to meet Nasdaq initial listing standards in connection with the consummation of the proposed Business Combination; (vii) the effect of the announcement or pendency of the proposed Business Combination on the Target’s business relationships, operating results, and business generally; (viii) risks that the proposed Business Combination disrupts current plans and operations of the Target and the Seller; (ix) the outcome of any legal proceedings that may be instituted against the Company, Pubco, the Target or the Seller related to the Business Combination Agreement or the proposed Business Combination; (x) changes in the markets in which the Target competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) the risk that Pubco and the Target may not be able to execute its growth strategies; (xiii) risks related to supply chain disruptions; (xiv) the risk that Pubco may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Business Combination and the failure to realize anticipated benefits of the proposed Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholders redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Business Combination and to achieve commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of the Target to grow and manage growth economically and hire and retain key employees; (xvii) inability to achieve successful results or to obtain licensing of third-party intellectual property rights for future discovery and development of the Target’s projects; (xviii) failure to commercialize products and achieve market acceptance of such products; (xix) the risk that the Target will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Pubco, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to the Target’s business; (xxii) risks associated with intellectual property protection; (xxiii) the risk that the Target is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in the Company’s and Pubco’s filings with the SEC and that will be contained in the Registration Statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement on Form F-4 (the “Registration Statement”) and the amendments thereto, and other documents to be filed by the Company and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Pubco and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. None of Pubco, the Seller, the Target or the Company gives any assurance that Pubco, the Seller, the Target or the Company will achieve expectations. These forward-looking statements should not be relied upon as representing Pubco’s, the Company’s, the Seller’s or the Target’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination Agreement and the Business Combination, Pubco intends to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement of the Company and a prospectus for the registration of Pubco securities in connection with the Business Combination.

THE PARTIES URGE THEIR INVESTORS, SHAREHOLDERS, AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN EACH CASE WHEN FILED WITH THE SEC AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO, THE SELLER AND THE PROPOSED BUSINESS COMBINATION. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of the Company as of the record date in the future to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Business Combination, because they will contain important information about the Company, Pubco, the Seller and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Columbus Acquisition Corp, 14 Prudential Tower, Singapore 049712, telephone: +1 949 899 1827. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in the Solicitation

The Company, Pubco, the Seller, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the directors and officers of the Company, Pubco and the Seller in the Registration Statement to be filed with the SEC by Pubco, which will include the proxy statement of the Company for the Business Combination. Information about the Company’s directors and executive officers is also available in the Company’s filings with the SEC.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description of Exhibits
10.1	Target Extension Promissory Note dated May 21, 2026, issued by the Company to WISeSat.Space Corp.
10.2	Sponsor Extension Promissory Note dated July 29, 2026, issued by the Company to Hercules Capital Management VII Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Columbus Acquisition Corp

	By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Chief Executive Officer

Date: July 31, 2026